EXHIBIT 99.1	Fiscal 2003 Third Quarter Results with Commentary

UTi Worldwide Inc.

FISCAL 2003
THIRD QUARTER RESULTS
WITH
COMMENTARY

December 5, 2002

UTi is pleased to present herein its results for the three and nine months ended October 31, 2002 along with management’s commentary on those results and financial position (“Commentary”). Certain statements in this Commentary may be deemed to be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The Company intends that all such statements be subject to the “safe-harbor” provisions contained in those sections. Such statements may include, but are not limited to, the Company’s discussion of its growth strategy and integration of acquisitions. Many important factors may cause the Company’s actual results to differ materially from those discussed in any such forward-looking statements, including increased competition; integration risks associated with acquisitions; the effects of changes in foreign exchange rates; changes in the Company’s effective tax rates; industry consolidation making it more difficult to compete against larger companies; general economic, political and market conditions, including inventory build-up, economic slowdowns and consumer confidence; work stoppages or slowdowns or other material interruptions in transportation services; risks of international operations; the success and effects of new strategies; disruptions caused by conflicts, wars and terrorism; and the other risks and uncertainties described in the Company’s submissions and filings with the Securities and Exchange Commission. Although UTi believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by UTi or any other person that UTi’s objectives or plans will be achieved. The historical results achieved by the Company are not necessarily indicative of its future prospects. UTi undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

UTi Worldwide Inc.
FINANCIAL INFORMATION

Unaudited Consolidated Income Statements
For the Three and Nine Months Ended October 31, 2002 and 2001
(in thousands, except share and per share amounts)

	Three months ended		Nine months ended
	October 31,		October 31,

	2002	2001	2002	2001

Gross revenue	$321,521	$235,605	$831,998	$669,994
Freight consolidation costs	213,992	155,968	560,007	437,208

Net revenue	107,529	79,637	271,991	232,786
Staff costs	52,436	39,571	136,044	118,864
Depreciation	2,790	2,338	7,617	6,993
Amortization of goodwill and other intangible assets	70	1,507	70	4,165
Other operating expenses	37,995	26,745	94,664	79,499

Operating income	14,238	9,476	33,596	23,265
Interest expense, net	(46)	(297)	(426)	(949)
Losses on foreign exchange	(394)	(369)	(709)	(460)

Pretax income	13,798	8,810	32,461	21,856
Income tax expense	(3,891)	(2,524)	(9,185)	(5,676)

Income before minority interests	9,907	6,286	23,276	16,180
Minority interests	(437)	(355)	(1,310)	(820)

Net income	$9,470	$5,931	$21,966	$15,360

Basic earnings per ordinary share	$0.37	$0.24	$0.87	$0.62
Diluted earnings per ordinary share	$0.37	$0.23	$0.85	$0.60
Number of weighted average shares used for per share calculations:
Basic shares	25,346,730	24,962,176	25,315,265	24,951,762
Diluted shares	25,822,416	25,292,731	25,797,360	25,442,559

Consolidated Balance Sheets
As of October 31, 2002 (Unaudited) and January 31, 2002
(in thousands, except share amounts)

	October 31,	January 31,
	2002	2002

	(Unaudited)
ASSETS
Cash and cash equivalents (including restricted cash of $4,000 and $0 as of October 31, 2002 and January 31, 2002, respectively)	$69,365	$87,594
Trade receivables (net of allowance for doubtful receivables of $11,567 and $9,638 as of October 31, 2002 and January 31, 2002, respectively)	239,709	180,866
Deferred income tax assets	1,831	1,890
Other current assets	44,493	21,628

Total current assets	355,398	291,978
Property, plant and equipment, net	39,666	31,185
Goodwill and other intangible assets, net	115,108	76,611
Investments	1,074	215
Deferred income tax assets	1,647	1,431
Other non-current assets	3,808	3,191

Total assets	$516,701	$404,611

LIABILITIES & SHAREHOLDERS’ EQUITY
Bank lines of credit	$45,957	$21,062
Short-term borrowings	11,728	11,518
Current portion of capital lease obligations	2,248	1,780
Trade payables and other accrued liabilities	223,951	173,113
Income taxes payable	8,871	4,743
Deferred income tax liabilities	460	842

Total current liabilities	293,215	213,058
Long-term borrowings	186	1,192
Capital lease obligations	6,547	5,726
Deferred income tax liabilities	1,703	1,566
Retirement fund obligations	840	693
Minority interests	2,796	2,522
Commitments and contingencies
Shareholders’ equity:
Common stock — ordinary shares of no par value:
25,910,700 and 25,702,401 shares issued and outstanding as of October 31, 2002 and January 31, 2002, respectively)	210,835	207,143
Retained earnings	56,645	36,608
Accumulated other comprehensive loss	(56,066)	(63,897)

Total shareholders’ equity	211,414	179,854

Total liabilities and shareholders’ equity	$516,701	$404,611

Unaudited Consolidated Statements of Cash Flows
For the Nine Months Ended October 31, 2002 and 2001
(in thousands)

	Nine months ended
	October 31,

	2002	2001

	(Unaudited)
OPERATING ACTIVITIES:
Net income	$21,966	$15,360
Adjustments to reconcile net income to net cash provided by operations:
Stock compensation costs	137	143
Depreciation	7,617	6,993
Amortization of goodwill and other intangible assets	70	4,165
Deferred income taxes	(291)	280
Loss/(gain) on disposal of property, plant and equipment	129	(195)
Other	1,349	765
Changes in operating assets and liabilities:
(Increase)/decrease in trade receivables and other current assets	(41,014)	11,347
Increase/(decrease) in trade payables and other current liabilities	35,703	(9,234)

Net cash provided by operating activities	25,666	29,624
INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(7,113)	(5,335)
Proceeds from disposal of property, plant and equipment	365	726
Acquisitions of subsidiaries and contingent earn-out payments	(54,756)	(7,067)
Other	(442)	63

Net cash used in investing activities	(61,946)	(11,613)
FINANCING ACTIVITIES:
Increase/(decrease) in bank lines of credit	24,894	(23,991)
Increase/(decrease) in short-term borrowings	181	(1,055)
Long-term borrowings — advanced	—	135
Long-term borrowings — repaid	(1,109)	(225)
Repayments of capital lease obligations	(2,515)	(856)
Decrease in minority interests	(935)	(472)
Net proceeds from the issuance of ordinary shares	555	203
Dividends paid	(1,929)	(1,924)
Other	(1,172)	—

Net cash provided by/(used in) financing activities	17,970	(28,185)

Net decrease in cash and cash equivalents	(18,310)	(10,174)
Cash and cash equivalents at beginning of period	87,594	98,372
Effect of foreign exchange rate changes on cash and cash equivalents	81	(4,801)

Cash and cash equivalents at end of period	$69,365	$83,397

Notes to the Consolidated Financial Statements
For the Three and Nine Months ended October 31, 2002 and 2001 (Unaudited)

NOTE 1. Presentation of Financial Statements

The accompanying unaudited consolidated financial statements include the accounts of UTi Worldwide Inc. and its subsidiaries (“UTi” or the “Company”). These financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) for interim financial information. They do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. The consolidated financial statements reflect all adjustments that are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. Operating results for the three and nine months ended October 31, 2002 are not necessarily indicative of the results that may be expected for the fiscal year ending January 31, 2003 or any other future periods.

The balance sheet at January 31, 2002 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s annual report for the year ended January 31, 2002 on Form 20-F on file with the Securities and Exchange Commission.

All dollar amounts in the notes are presented in thousands except for share data.

NOTE 2. Acquisition

Effective October 1, 2002, the Company acquired 100% of the issued and outstanding share capital of Standard Corporation, incorporated in South Carolina, for an initial purchase price of approximately $48,500, consisting of approximately $45,500 in cash and the issuance by the Company of $3,000 worth of restricted ordinary shares (164,384 shares). The initial payment is subject to adjustment based on the amount of Standard Corporation’s net tangible assets at closing. In addition to the initial payment, the terms of the acquisition agreement provide for additional consideration of up to approximately $12,500 contingent upon the future performance of Standard Corporation over the two-year period ending September 30, 2004, of which $4,000 was placed in escrow at the time of the acquisition and is shown as “restricted cash” in the accompanying balance sheet as of October 31, 2002. The Company is in the process of determining the final allocation of the purchase price for Standard Corporation, and the adjustment to the initial purchase price based on the net tangible assets at closing.

The following table shows the supplemental pro forma information as though the Company’s acquisition of Standard Corporation, as well as its acquisition of Grupo SLi & Union S.L. in January 2002 and 51% of Eilat Overseas Limited in May 2001, had occurred at the beginning of the fiscal periods presented.

	Three months ended October 31,			Nine months ended October 31,

			Diluted			Diluted
	Gross	Net	earnings	Gross	Net	earnings
	revenue	income	per share*	revenue	income	per share*

2002:
As reported	$321,521	$9,470	$0.37	$831,998	$21,966	$0.85
Acquisition	24,689	866		88,577	1,228

Total	$346,210	$10,336	$0.40	$920,575	$23,194	$0.90

2001:
As reported	$235,605	$5,931	$0.23	$669,994	$15,360	$0.60
Acquisitions	39,490	1,641		116,983	2,021

Total	$275,095	$7,572	$0.30	$786,977	$17,381	$0.68

*	Earnings per share were calculated using 25,822,416 and 25,797,360 diluted ordinary shares for the three and nine months ended October 31, 2002, respectively, and 25,292,731 and 25,442,559 for the three and nine months ended October 31, 2001, respectively.

An analysis of the net outflow of cash and cash equivalents in respect of the acquisition of consolidated subsidiaries and associated undertakings and other goodwill is as follows:

	Nine months ended
	October 31,

	2002	2001

Cash consideration	$53,566	$7,623
Cash at bank acquired	(10)	(556)
Bank overdrafts acquired	1,200	—

Net outflow of cash and cash equivalents for acquisition of subsidiaries and contingent earn-out payments	$54,756	$7,067

	Nine months ended
	October 31,

	2002	2001

Purchase price:
Cash consideration for new acquisitions	$45,500	$2,000
Contingent earn-out payments made	9,256	5,067

Total cash consideration	54,756	7,067
Less fair value of net assets acquired:
Fair value of assets *	27,024	1,134
Cash at bank acquired	10	556
Liabilities assumed	(8,597)	(704)
Bank overdrafts assumed	(1,200)	—

Goodwill and other intangible assets *	$37,519	$6,081

*	The Company is in the process of assessing the purchase price allocation for the acquisition of Standard Corporation based on the appraisals of tangible and identifiable intangible assets. The final determination may result in asset fair values and useful lives that are different from the preliminary estimates of these amounts.

NOTE 3. New Accounting Pronouncements

Effective February 1, 2002, the Company adopted the full provisions of SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”), which eliminates the amortization of goodwill. SFAS 142 also establishes a new method of testing goodwill for impairment on an annual basis or on an interim basis if an event occurs or circumstances change that would reduce the fair value of a reporting unit below its carrying value. In accordance with the statement, amortization of goodwill, including goodwill recorded in past business combinations, ceased beginning February 1, 2002. SFAS 142 prescribes a two-phase process for impairment testing of goodwill. The first phase, required to be completed by July 31, 2002, screens for impairment; while the second phase (if necessary), required to be completed by January 31, 2003, measures the impairment. The Company has completed the required screening test for potential impairment of goodwill recorded at February 1, 2002 and determined that there was no impairment of goodwill. Therefore, the second step of the impairment test is not applicable. SFAS 142 also requires that intangible assets that do not meet the criteria for recognition apart from goodwill be reclassified and that intangibles with indefinite lives cease to be amortized in favor of periodic impairment testing. The Company determined that as of February 1, 2002, no change was necessary to the classification and useful lives of identifiable intangible assets.

The changes in the carrying amount of goodwill by reportable segment for the nine months ended October 31, 2002, are as follows:

			Asia
	Europe	Americas	Pacific	Africa	Total

Balance as of February 1, 2002	$19,314	$10,357	$35,448	$11,492	$76,611
Contingent earn-out payments made	2,333	1,251	4,283	1,389	9,256
Acquisition	—	27,063	—	—	27,063
Foreign currency translation and other adjustments	(492)	(264)	(903)	(293)	(1,952)

Balance as of October 31, 2002	$21,155	$38,407	$38,828	$12,588	$110,978

The amortized intangible asset as of October 31, 2002 relates to the estimated fair value of the customer contracts and customer relationships acquired with Standard Corporation and had a gross carrying amount of $4,200, accumulated amortization expense of $70 and a net value of $4,130. Amortization expense totaled $70 for the nine months ended October 31, 2002. There were no amortized intangible assets as of February 1, 2002.

As required by SFAS No. 142, the results for the prior year have not been restated. A reconciliation of net income as if SFAS No. 142 had been adopted for the three and nine months ended October 31, 2001, along with reported results for the three and nine months ended October 31, 2002 is as follows:

	Three months ended		Nine months ended
	October 31,		October 31,

	2002	2001	2002	2001

Operating income:
As reported	$14,238	$9,476	$33,596	$23,265
Add back amortization of goodwill	—	1,507	—	4,165

Adjusted operating income	$14,238	$10,983	$33,596	$27,430

Net income:
As reported	$9,470	$5,931	$21,966	$15,360
Add back amortization of goodwill, net of tax	—	1,445	—	3,982

Adjusted net income	$9,470	$7,376	$21,966	$19,342

Basic earnings per share:
As reported	$0.37	$0.24	$0.87	$0.62
Add back amortization of goodwill, net of tax	—	0.06	—	0.16

Adjusted basic earnings per share	$0.37	$0.30	$0.87	$0.78

Diluted earnings per share:
As reported	$0.37	$0.23	$0.85	$0.60
Add back amortization of goodwill, net of tax	—	0.06	—	0.16

Adjusted diluted earnings per share	$0.37	$0.29	$0.85	$0.76

The Company also adopted SFAS No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”) and SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”) effective February 1, 2002. SFAS 143 establishes accounting and reporting standards for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 144 establishes accounting and reporting standards for the impairment or disposal of long-lived assets. The adoption of these standards did not have a material effect on the Company’s financial position or results of operations.

In April 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB No. 13 and Technical Corrections.” SFAS No. 145 rescinds FASB Statement No. 4, “Reporting Gains and Losses from Extinguishment of Debt,” and an amendment of that Statement, FASB Statement No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements.”

This statement also rescinds FASB Statement No. 44, “Accounting for Intangible Assets of Motor Carriers.” This statement amends FASB Statement No. 13, “Accounting for Leases,” to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The Company has determined that this statement will have no impact on its consolidated financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” This statement is effective for exit or disposal activities that are initiated after December 31, 2002. The Company is currently evaluating the impact that the adoption of this statement will have on its consolidated financial position or results of operations.

NOTE 4. Earnings per Share

	Three months ended		Nine months ended
	October 31,		October 31,

	2002	2001	2002	2001

Basic earnings per ordinary share:
Net income	$9,470	$5,931	$21,966	$15,360
Weighted average number of ordinary shares	25,346,730	24,962,176	25,315,265	24,951,762
Basic earnings per ordinary share	$0.37	$0.24	$0.87	$0.62
Diluted earnings per ordinary share:
Net income	$9,470	$5,931	$21,966	$15,360
Weighted average number of ordinary shares	25,346,730	24,962,176	25,315,265	24,951,762
Incremental shares, under treasury stock method, required for diluted earnings per share	475,686	330,555	482,095	490,797

Weighted average number of ordinary shares (diluted)	25,822,416	25,292,731	25,797,360	25,442,559
Diluted earnings per ordinary share	$0.37	$0.23	$0.85	$0.60

The above number of shares excludes any contingently issuable ordinary shares. Options to purchase 522,500 and 502,500 ordinary shares at an average price of $19.01 and $19.03 per share were outstanding for the three and nine months ended October 31, 2002, respectively, which were not included in the computation of diluted earnings per share because the options’ exercise prices were greater than the average market price of the ordinary shares.

NOTE 5. Other Comprehensive Income/(Loss)

	Three months ended		Nine months ended
	October 31,		October 31,

	2002	2001	2002	2001

Net income	$9,470	$5,931	$21,966	$15,360
Other comprehensive income/(loss), net of tax:
Foreign exchange translation adjustments	872	(5,525)	7,831	(9,157)

Comprehensive income	$10,342	$406	$29,797	$6,203

NOTE 6. Segment Information

The Company operates in four geographic segments comprised of Europe, the Americas, Asia Pacific and Africa. For segmental reporting purposes by geographic region, gross airfreight and ocean freight forwarding revenues for the movement of goods is attributed to the country where the shipment originates. Gross revenues, as well as net revenues, for all other services are attributed to the country where the services are performed. Net revenues for airfreight and ocean freight forwarding related to the movement of the goods are prorated between the country of origin and the destination country, based on a standard formula. Certain unaudited information regarding UTi’s operations by geographic segment is summarized in the following tables.

	Three months ended October 31, 2002

			Asia
	Europe	Americas	Pacific	Africa	Corporate	Total

Gross revenue from external customers	$99,422	$82,110	$102,159	$37,830	$—	$321,521

Net revenue	$26,013	$37,450	$19,623	$24,443	$—	$107,529
Staff costs	14,341	20,364	7,818	8,819	1,094	52,436
Depreciation	889	782	502	465	152	2,790
Amortization of intangible assets	—	70	—	—	—	70
Other operating expenses	7,540	14,056	5,105	10,162	1,132	37,995

Operating income/(loss)	$3,243	$2,178	$6,198	$4,997	$(2,378)	14,238

Interest expense, net						(46)
Losses on foreign exchange						(394)

Pretax income						13,798
Income tax expense						(3,891)

Income before minority interests						$9,907

	Three months ended October 31, 2001

			Asia
	Europe	Americas	Pacific	Africa	Corporate	Total

Gross revenue from external customers	$68,743	$65,066	$67,451	$34,345	$—	$235,605

Net revenue	$15,995	$24,629	$16,339	$22,674	$—	$79,637
Staff costs	8,832	14,820	6,649	8,241	1,029	39,571
Depreciation	641	644	428	552	73	2,338
Amortization of goodwill	148	924	364	71	—	1,507
Other operating expenses	4,572	8,043	4,697	9,480	(47)	26,745

Operating income/(loss)	$1,802	$198	$4,201	$4,330	$(1,055)	9,476

Interest expense, net						(297)
Losses on foreign exchange						(369)

Pretax income						8,810
Income tax expense						(2,524)

Income before minority interests						$6,286

	Nine months ended October 31, 2002

			Asia
	Europe	Americas	Pacific	Africa	Corporate	Total

Gross revenue from external customers	$271,889	$212,213	$246,688	$101,208	$—	$831,998

Net revenue	$72,742	$82,792	$51,804	$64,653	$—	$271,991
Staff costs	39,068	47,384	21,630	24,793	3,169	136,044
Depreciation	2,492	1,923	1,448	1,337	417	7,617
Amortization of intangible assets	—	70	—	—	—	70
Other operating expenses	20,918	28,405	14,555	27,185	3,601	94,664

Operating income/(loss)	$10,264	$5,010	$14,171	$11,338	$(7,187)	33,596

Interest expense, net						(426)
Losses on foreign exchange						(709)

Pretax income						32,461
Income tax expense						(9,185)

Income before minority interests						$23,276

	Nine months ended October 31, 2001

			Asia
	Europe	Americas	Pacific	Africa	Corporate	Total

Gross revenue from external customers	$195,338	$199,807	$178,026	$96,823	$—	$669,994

Net revenue	$46,188	$72,607	$45,149	$68,842	$—	$232,786
Staff costs	25,995	43,912	19,520	26,276	3,161	118,864
Depreciation	1,795	1,902	1,213	1,835	248	6,993
Amortization of goodwill	482	2,485	971	227	—	4,165
Other operating expenses	12,449	22,589	13,607	30,873	(19)	79,499

Operating income/(loss)	$5,467	$1,719	$9,838	$9,631	$(3,390)	23,265

Interest expense, net						(949)
Losses on foreign exchange						(460)

Pretax income						21,856
Income tax expense						(5,676)

Income before minority interests						$16,180

The following table shows the gross revenue and net revenue attributable to the Company’s revenue categories.

	Three months ended		Nine months ended
	October 31,		October 31,

	2002	2001	2002	2001

Gross revenues:
Airfreight forwarding	$174,389	$129,941	$457,499	$368,394
Ocean freight forwarding	76,082	66,578	209,405	192,718
Customs brokerage	17,275	14,395	46,773	42,894
Contract logistics	25,850	6,435	51,321	17,773
Other	27,925	18,256	67,000	48,215

	$321,521	$235,605	$831,998	$669,994

Net revenues:
Airfreight forwarding	$42,431	$36,955	$115,043	$110,404
Ocean freight forwarding	17,079	15,415	48,515	43,386
Customs brokerage	16,476	14,015	44,423	41,562
Contract logistics	20,612	4,243	36,150	10,993
Other	10,931	9,009	27,860	26,441

	$107,529	$79,637	$271,991	$232,786

“Other” revenues for the three and nine months ended October 31, 2001 have been reclassified as “contract logistics” and “other” revenue to conform to the current presentation.

NOTE 7. Ordinary and Preference Shares

The number of shares authorized under each of the Company’s classes of ordinary and preference shares as of October 31, 2002 and January 31, 2002 were as follows:

	October 31,	January 31,
	2002	2002

Common stock — ordinary shares of no par value	500,000,000	500,000,000
Class A preference shares of no par value	50,000,000	50,000,000
Class B preference shares of no par value	50,000,000	50,000,000

NOTE 8. Supplemental Cash Flow Information

The following table shows the supplemental non-cash investing and financing activities and the supplemental cash flow information.

	Nine months ended
	October 31,

	2002	2001

Non-cash activities:
Additions to capital leases	$3,065	$241
Cash paid:
Interest, net	353	1,039
Income taxes	5,057	4,764

NOTE 9. Subsequent Event

On November 1, 2002, the Company acquired the entire issued share capital of Sea-Air Logistics Limited, incorporated in the United Kingdom, for an initial consideration of approximately $2,500, with the final purchase price being dependent on certain performance criteria being achieved over the three years immediately following the date of acquisition.

COMMENTARY ON FISCAL 2003 THIRD QUARTER RESULTS

Overview

UTi Worldwide Inc., including its subsidiaries, is an international, non-asset based supply chain management company providing air and ocean freight forwarding, contract logistics, customs brokerage and other logistics-related services. References in this commentary to “we,” “UTi,” and “our” refer to UTi Worldwide Inc. and its subsidiaries as a combined entity, except where it is noted or the context makes it clear that the reference is only to UTi Worldwide Inc.

Acquisition of Standard

Effective October 1, 2002, we acquired all of the issued and outstanding share capital of Standard Corporation (which we refer to as Standard) for an initial purchase price of $48.5 million, consisting of approximately $45.5 million in cash and the issuance by us of $3.0 million worth of restricted ordinary shares (164,384 shares). The initial payment is subject to adjustment based on the amount of Standard’s net tangible assets at closing. In addition to the initial payment, we agreed to make up to approximately $12.5 million of contingent earn-out payments based on the future performance of Standard over the two-year period ending September 30, 2004, of which $4.0 million was placed in escrow at the time of the acquisition and is shown as “restricted cash” on our balance sheet as of October 31, 2002. We are in the process of determining the final allocation of the purchase price for Standard, based on the appraisals of tangible and identifiable intangible assets, and the adjustment to the initial purchase price based on the net tangible assets at closing. The final determination may result in asset fair values and useful lives that are different from the preliminary estimates of these amounts which may impact the amortization of intangible assets in the future. In connection with the acquisition, we utilized approximately $33.0 million of our cash and borrowed approximately $12.5 million.

Primarily as a result of our acquisition of Standard, we expect our contract logistics services business to increase in the future over our historical levels and that future revenues generated from our Americas region will represent a larger percentage of our overall revenues when compared to our historical levels.

Seasonality

Historically, our operating results have been subject to seasonal trends when measured on a quarterly basis. The seasonality of our business is dependent on numerous factors which are outside of our control, and we currently do not anticipate a change to the seasonality factor for the fourth quarter of fiscal 2003, which includes the traditionally weak international trading months of December and January.

Other Matters

On November 23, 2002, representatives of the longshoremen union and management reached a tentative agreement on a six-year contract regarding the West Coast ports in the United States. We are uncertain of the full impact of this tentative agreement on our business; however, we have experienced in recent weeks a decline in both air freight demand and pricing in the Asia Pacific to United States lane segment which we attribute to this development.

Discussion of Results

The following commentary explains material changes in the consolidated results of operations for UTi for the three and nine months ended October 31, 2002 (which we refer to as third quarter of fiscal 2003 and first three quarters of fiscal 2003, respectively) as compared to the three and nine months ended October 31, 2001 (which we refer to as third quarter of fiscal 2002 and first three quarters of fiscal 2002, respectively). UTi’s financial statements, which are included with this commentary, are prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

The following discussion should be read in conjunction with our audited consolidated financial statements and notes thereto for the year ended January 31, 2002, which are included in our annual report for the year ended January 31, 2002 on Form 20-F, on file with the Securities and Exchange Commission.

The following table shows the Company’s results of operations as a percentage of net revenues.

	Three months ended		Nine months ended
	October 31,		October 31,

	2002	2001	2002	2001

Net revenues:
Airfreight forwarding	39%	46%	42%	47%
Ocean freight forwarding	16	19	18	19
Customs brokerage	15	18	17	18
Contract logistics	19	5	13	5
Other	11	12	10	11

Total net revenues	100	100	100	100
Operating expenses:
Staff costs	49	50	50	51
Depreciation	3	3	3	3
Amortization of goodwill and other intangible assets	*	2	*	2
Other operating expenses	35	33	35	34

Operating income	13	12	12	10
Interest expense, net	*	*	*	*
Gains/(losses) on foreign exchange	*	*	*	*

Pretax income	13	11	12	9
Income tax expense	(4)	(3)	(3)	(2)
Minority interests	*	*	*	*

Net income	9%	7%	8%	7%

*	Less than one percent.

Three months ended October 31, 2002 compared to three months ended October 31, 2001

Net revenue increased $27.9 million, or 35% to $107.5 million for the third quarter of fiscal 2003 compared to $79.6 million for the third quarter of fiscal 2002. Overall, net revenue for the third quarter of fiscal 2003 benefited from the acquisition of Standard effective October 1, 2002, and the acquisition of Grupo SLi and Union, S.L. (which we refer to as SLi), which we acquired in January 2002. Net revenue also benefited from increased volumes during the current quarter versus the comparable period in the prior year, but was negatively impacted by pricing pressures and foreign currency exchange rates for the current quarter versus the comparable period in the prior year. We estimate that, using currency exchange rates in effect for the third quarter of fiscal 2002, our net revenues for the third quarter of fiscal 2003 would have been $111.0 million, reflecting a growth rate of 39% on a constant currency basis. Of this increase, we estimate that acquisitions accounted for approximately one-half of the growth for the third quarter of fiscal 2003 versus the comparable period in the prior fiscal year on a constant currency basis.

Airfreight forwarding net revenue increased $5.4 million, or 15%, to $42.4 million for the third quarter of fiscal 2003 compared to $37.0 million for the prior year third quarter. This increase resulted primarily from increased volumes, offset by pricing pressures and a lower overall airfreight yield rate (i.e., airfreight net revenue divided by airfreight gross revenue). Airfreight volumes for the current quarter were up over the third quarter of fiscal 2002 primarily because of an increase in exports from the Asia Pacific and Europe regions and, to a lesser degree, because of the reduced amount of airfreight volumes during the third quarter of fiscal 2002 resulting from the terrorist attacks on September 11, 2001 in the United States. While the Asia Pacific and Europe regions both benefited from an overall increase in business, airfreight in the Asia Pacific region also benefited from freight that was switched from ocean freight to airfreight as clients reacted to the labor dispute in the West Coast ports of the United States. We experienced pricing pressures in all regions as a result of carrier capacity restraints and, in the Asia Pacific region, as a result of our air charter program that we employed to secure airfreight capacity for our clients. The overall airfreight yield also declined because of a shift in our geographic mix of gross revenues with airfreight from the Asia Pacific region, representing a larger overall percentage during the third quarter of fiscal 2003 compared to the prior year period, where our yields are generally at lower levels than the Company’s historic average yield, thereby depressing the overall yield.

Ocean freight forwarding net revenue increased $1.7 million, or 11%, to $17.1 million for the third quarter of fiscal 2003 compared to $15.4 million for the same prior year period. Increases in shipments and tonnage contributed to this increase in ocean freight forwarding net revenue, however, volume increases were tempered by negative pricing pressures.

Customs brokerage net revenue increased $2.5 million, or 18% to $16.5 million for the third quarter of fiscal 2003 compared to $14.0 million in the same prior year period as a result of an increase in the number of customs clearances processed in the third quarter of fiscal 2003 compared to the third quarter of fiscal 2002.

During the third quarter of fiscal 2003, we have begun reporting our contract logistics net revenue separately from our other net revenue because, with our acquisition of Standard, contract logistics revenue now represents our second largest revenue category. Contract logistics net revenue increased $16.4 million, or 386% to $20.6 million for the third quarter of fiscal 2003 compared to $4.2 million in the same prior year period primarily as a result of the contribution of Standard, which added approximately $10.8 million of net revenue, and, to a lesser degree, the contribution of SLi and new business.

Other net revenue, which includes revenue from our other logistics-related services, increased $1.9 million, or 21%, to $10.9 million for the third quarter of fiscal 2003 compared to $9.0 million for the third quarter of fiscal 2002. This increase is primarily a result of the contribution of Standard.

Staff costs increased $12.8 million, or 33%, to $52.4 million for the third quarter of fiscal 2003 from $39.6 million for the same prior year period, but decreased as a percentage of net revenue, from 50% to 49%. The increase in spending was due primarily to our addition of personnel in connection with the Standard and SLi acquisitions along with new business contracts, partially offset by cost reductions that were made to keep costs in line with net revenues.

Depreciation expense increased slightly to $2.8 million from $2.3 million, but stayed constant as a percentage of net revenue, at 3%, for the third quarter of fiscal 2003 as compared to the comparable quarter in the prior year.

Amortization of goodwill and other intangible assets decreased to $0.1 million from $1.5 million. We ceased amortizing goodwill effective February 1, 2002 when we adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”), however, we recorded estimated amortization expense of $0.1 million related to the amortization of other intangible assets acquired with Standard. We are in the process of determining the final allocation of the purchase price for Standard, which may impact the amortization of intangible assets in the future.

Other operating expenses increased by $11.3 million to $38.0 million in the third quarter of fiscal 2003 compared to $26.7 million for the same prior year period. Included in other operating expenses for the third quarter of fiscal 2003 are facilities and communications costs of $12.1 million compared to $9.5 million of such costs for the same prior year period. These expenses increased primarily as a result of the Standard and SLi acquisitions. The balance of the other operating expenses is comprised of selling, general and administrative costs. For the third quarter of fiscal 2003, selling, general and administrative costs were $25.9 million compared to $17.2 million for the same prior year period. These expenses increased primarily as a result of the Standard and SLi acquisitions and, to a lesser degree general spending and cost increases. When expressed as a percentage of net revenue, other operating expenses increased to 35% for the third quarter of fiscal 2003 versus 33% in the comparable prior year period. This increase was primarily a result of Standard’s cost structure, whereby Standard has historically incurred higher other operating expenses expressed as a percentage of net revenues than UTi’s traditional margins, resulting in lower margin levels. Standard may thus reduce our future operating margin, at least in the near term.

Net interest expense, which consisted primarily of interest on our credit facilities and capitalized lease obligations offset by interest income, decreased almost $0.3 million to $46 thousand in the third quarter of fiscal 2003 from $0.3 million for the same prior year period. The decrease in net interest expense was primarily due to lower interest rates and, to a lesser extent lower debt levels, during the third quarter of fiscal 2003 versus the comparable prior year period. Our net interest expense may increase in the near term versus the comparable prior year periods unless our debt levels decline.

The effective income tax rate, at 28% in the third quarter of fiscal 2003, compares to a tax rate of 29% in the same prior year period. Our overall tax rate is impacted by the geographic composition of our worldwide earnings.

Net income increased 60% to $9.5 million in the third quarter of fiscal 2003 as compared to $5.9 million in the same prior year period for the reasons listed above.

Nine months ended October 31, 2002 compared to nine months ended October 31, 2001

Net revenue increased $39.2 million, or 17% to $272.0 million for the first three quarters of fiscal 2003 compared to $232.8 million for the first three quarters of fiscal 2002. Overall, net revenue benefited from the acquisition of Standard, effective October 1, 2002, and from acquisitions made during fiscal 2002, primarily SLi, while being negatively impacted by foreign currency exchange rates for first three quarters of fiscal 2003 compared to the comparable prior year period. Net revenue also benefited from increased volumes during the first three quarters of fiscal 2003 compared to the first three quarters of fiscal 2002, offset by negative pricing pressures. We estimate that, using currency exchange rates in effect for the first three quarters of fiscal 2002, our net revenues for the first three quarters of fiscal 2003 would have been $287.1 million, reflecting a growth rate of 23% on a constant currency basis. Of this increase, we estimate that the Standard acquisition along with the acquisitions made during fiscal 2002 accounted for approximately half of the growth for the first three quarters of fiscal 2003 versus the comparable period in the prior fiscal year on a constant currency basis.

Airfreight forwarding net revenue increased $4.6 million, or 4%, to $115.0 million for the first three quarters of fiscal 2003 compared to $110.4 million for the comparable period in the prior year. This increase was due primarily to higher volumes offset by negative pricing pressures and a lower overall airfreight yield. Volumes were higher primarily because the Asia Pacific and Europe regions both benefited from an overall increase in business. We experienced pricing pressures in all regions as a result of carrier capacity restraints and, in the Asia Pacific region, as a result of our air charter program that we employed to secure airfreight capacity for our clients. The overall airfreight yield also declined because of a shift in our geographic mix of gross revenues with an increasing share from the Asia Pacific region where our yields are at lower levels than the Company’s historic average yield, thereby depressing the overall yield. In the Americas region, there was a slight decline in airfreight forwarding revenue for the first three quarters of fiscal 2003 versus the first three quarters of fiscal 2002.

Ocean freight forwarding net revenue increased $5.1 million, or 12%, to $48.5 million for the first three quarters of fiscal 2003 compared to $43.4 million for the same prior year period. Increases in shipments and tonnage contributed to this increase in ocean freight forwarding net revenue, however, volume increases were tempered by negative pricing pressures.

Customs brokerage net revenue increased $2.8 million, or 7%, to $44.4 million for the first three quarters of fiscal 2003, from $41.6 million for the same prior year period. Customs brokerage net revenue increased primarily as a result of a general increase in the number of shipments during the first three quarters of fiscal 2003 compared to the same prior year period.

Contract logistics net revenue increased by $25.2 million, or 229%, to $36.2 million for the first three quarters of fiscal 2003 from $11.0 million for the comparable prior year period. This increase occurred primarily in our third quarter of fiscal 2003, as a result of our Standard acquisition, which added approximately $10.8 million of net revenue, but each of the first three quarters in fiscal 2003 also benefited from our SLi acquisition and other new business, as shown in the following table (in thousands).

	Fiscal Quarter

	First	Second	Third	Total

Three quarters ended October 31, 2002:
Contract logistics gross revenue	$11,414	$14,057	$25,850	$51,321
Contract logistics net revenue	6,658	8,880	20,612	36,150
Three quarters ended October 31, 2001:
Contract logistics gross revenue	4,981	6,357	6,435	17,773
Contract logistics net revenue	2,924	3,826	4,243	10,993

We expect that our contract logistics gross and net revenues for the three months ending January 31, 2003 will be significantly higher than our contract logistics gross and net revenues for the three months ended January 31, 2002 of $6.1 million and $4.0 million, respectively.

Other net revenue, which includes revenue from our other logistics-related services, increased $1.5 million, or 5%, to $27.9 million for the first three quarters of fiscal 2003 compared to $26.4 million for the first three quarters of fiscal 2002. This increase is primarily a result of the contribution of Standard and SLi.

Staff costs increased $17.1 million, or 14%, to $136.0 million for the first three quarters of fiscal 2003 from $118.9 million for the same prior year period, but decreased as a percentage of net revenue, from 51% to 50%. The increase in spending was due primarily to our addition of personnel in connection with the Standard and SLi acquisitions along with new business contracts, partially offset by cost reductions which were made to keep costs in line with net revenues.

Depreciation expense increased slightly to $7.6 million from $7.0 million, but stayed constant as a percentage of net revenue, at 3%, for the first three quarters of fiscal 2003 as compared to the comparable period in the prior year.

Amortization of goodwill and other intangible assets decreased to $0.1 million from $4.2 million. We ceased amortizing goodwill effective February 1, 2002 when we adopted SFAS No. 142, however, we recorded estimated amortization expense of $0.1 million related to the amortization of other intangible assets acquired with Standard. We are in the process of determining the final allocation of the purchase price for Standard and expect to record an intangible asset that we will be amortizing in the future.

Other operating expenses increased by $15.2 million, or 19%, to $94.7 million in the first three quarters of fiscal 2003 compared to $79.5 million for the same prior year period. Included in other operating expenses for the first three quarters of fiscal 2003 are facilities and communications costs of $32.3 million compared to $28.0 million of such costs for the same prior year period. The balance of the other operating expenses is comprised of selling, general and administrative costs. For the first three quarters of fiscal 2003, selling, general and administrative costs were $62.4 million compared to $51.5 million for the same prior year period. These expenses increased primarily as a result of the Standard and SLi acquisitions and, to a lesser degree, general spending and cost increases. When expressed as a percentage of net revenue, other operating expenses increased to 35% for the first three quarters of fiscal 2003 versus 34% in the comparable prior year period.

Net interest expense, which consisted primarily of interest on our credit facilities and capitalized lease obligations offset by interest income, decreased $0.5 million to $0.4 million in the first three quarters of fiscal 2003 from $0.9 million for the same prior year period. The decrease in net interest expense was primarily due to lower interest rates and, to a lesser extent lower debt levels, during the first three quarters of fiscal 2003 versus the comparable prior year period. Our net interest expense may increase in the near term versus comparable prior year periods unless our debt levels decline.

The effective income tax rate of 28% in the first three quarters of fiscal 2003 was higher than the tax rate of 26% in the same prior year period. Our overall tax rate is impacted by the geographic composition of our worldwide earnings.

Net income increased 43% to $22.0 million in the first three quarters of fiscal 2003 as compared to $15.4 million in the same prior year period for the reasons listed above.

Liquidity and Capital Resources

Historically, we have used our internally generated cash flow from operations along with the net proceeds from the issuance of share capital to fund our working capital requirements, capital expenditures, acquisitions and debt service.

In the nine months ended October 31, 2002, we generated approximately $25.7 million in net cash from operating activities. This resulted from net income of $22.0 million plus depreciation expense of $7.6 million and other items totaling $1.4 million, offset by a net increase in working capital of approximately $5.3 million. The net increase in working capital consisted of an increase in trade receivables and other current assets of $41.0 million offset by a lower increase in trade payables and other current liabilities of $35.7 million, both increases of which were partially due to the acquisition of Standard.

We make significant disbursements on behalf of our customers for transportation costs concerning collect freight and customs duties and taxes. The billings to our customers for these disbursements, which are several times the amount of revenue and fees derived from these transactions, are not recorded as revenue in our consolidated income statements; rather, they are reflected in our trade receivables and trade payables, both of which increased as of October 31, 2002 versus January 31, 2002.

During the first three quarters of fiscal 2003, we used approximately $45.5 million of cash (including approximately $12.5 million of cash from borrowings) for acquiring Standard and approximately $9.3 million for earn-out payments related to acquisitions made in prior years, totaling $54.8 million. We also used approximately $7.1 million for capital expenditures related primarily to computer hardware and software and other office furniture, fixtures and equipment. Our financing activities during the nine months ended October 31, 2002 provided $18.0 million of cash, primarily as a result of increased borrowings of $24.9 million on our bank lines of credit, offset by repayments of long-term borrowings and capital lease obligations totaling $3.6 million and dividends paid of $1.9 million. These activities, in addition to foreign exchange rate changes, resulted in a net decrease in our cash and cash equivalents to $69.4 million at October 31, 2002 from $87.6 million at January 31, 2002.

We have various bank credit facilities established in countries where such facilities are required for our business. At October 31, 2002 these facilities provided for lines of credit from approximately $0.1 million to $38.0 million, and in total provided for guarantees, which are a necessary part of our business, of $44.3 million and a total borrowing capacity of approximately $129.3 million at October 31, 2002. Due to the global nature of our business, we utilize a number of financial institutions to provide these various facilities. Consequently, the use of a particular credit facility is normally restricted to the country in which it originated and a particular credit facility may restrict distributions by the subsidiary operating in the country. Our borrowings under these facilities totaled $56.0 million at October 31, 2002. Most of our borrowings are secured by grants of security interests in accounts receivable and other assets, including pledges of stock of our subsidiaries. The interest rates on these facilities vary and ranged from 2.8% to 17.3% at October 31, 2002. These rates are generally linked to the prime lending rate in each country where we have facilities. We use our credit facilities to primarily fund our working capital needs as well as to provide for customs bonds and guarantees and forward exchange transactions. While the majority of our borrowings are due and payable within one year, we believe we will be able to renew such facilities on commercially reasonable terms.

Our two largest facilities are with Nedcor Bank Limited and General Electric Capital Corporation. Our facility with Nedcor Bank Limited totals 24.3 million British pounds sterling (equivalent to approximately $38.0 million as of October 31, 2002). This facility is primarily used for guarantees and standby letters of credit to secure banking facilities and performance undertakings of our subsidiary companies. The facility is available on an ongoing basis until further notice, subject to Nedcor Bank’s credit review procedures and may be terminated by the bank at any time. The facility is secured by cross guarantees and indemnities of selected subsidiary companies. UTi, United States, Inc., our U.S. operating company, has a revolving credit facility with General Electric Capital Corporation which provides for up to $29.0 million of borrowings based on a formula of eligible accounts receivable. This credit facility matures in August 2003 and contains financial and other covenants and restrictions applicable to our U.S. operations and a change of control provision applicable to changes at our U.S. holding company level. This agreement limits the right of the U.S. operating company to distribute funds to holding companies. At October 31, 2002, we had approximately $29.0 million of available, unused borrowing capacity under our bank credit facilities.

At October 31, 2002, we had the following contractual obligations (in thousands):

	Payments due by period

		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years

Bank lines of credit and bank borrowings	$57,870	$57,685	$104	$21	$60
Capital lease obligations(1)	8,795	2,200	2,758	119	3,718
Operating leases	62,886	14,439	24,327	16,194	7,926
Unconditional purchase obligations	430	430	—	—	—

Total	$129,981	$74,754	$27,189	$16,334	$11,704

(1)	Includes interest.

We believe that with our current cash position, various bank credit facilities and operating cash flows, we should have sufficient means to meet our working capital and liquidity requirements for the foreseeable future as our business is currently conducted.

Qualitative Disclosures about Market Risk

The nature of our operations necessitates dealing in many foreign currencies. Our results are subject to fluctuations due to changes in exchange rates. We attempt to limit our exposure to changing foreign exchange rates through both operational and financial market actions. We provide services to customers in locations throughout the world and, as a result, operate with many currencies including the key currencies of North America, Latin America, Africa, Asia Pacific and Europe.

Our short-term exposures to fluctuating foreign currency exchange rates are related primarily to intercompany transactions. The duration of these exposures is minimized through our use of an intercompany netting and settlement system that settles all of our intercompany trading obligations once per month. In addition, selected exposures are managed by financial market transactions in the form of forward foreign exchange contracts (typically with maturities at the end of the month following the purchase of the contract). Forward foreign exchange contracts are primarily denominated in the currencies of our principal markets. We will normally generate foreign exchange gains and losses through normal trading operations. We do not enter into derivative contracts for speculative purposes.

We do not hedge our foreign currency exposure in a manner that would entirely eliminate the effects of changes in foreign exchange rates on our consolidated net income.

We are subject to changing interest rates because our debt consists primarily of short-term working capital lines. We do not undertake any specific actions to cover our exposure to interest rate risk and we are not a party to any interest rate risk management transactions. We do not purchase or hold any derivative financial instruments for trading or speculative purposes.

As of October 31, 2002, there had been no material changes in our exposure to market risks since January 31, 2002 as described in our annual report on Form 20-F on file with the SEC.

Other Data

We are presenting the following additional data solely as supplemental disclosure because we believe it allows for a more complete analysis of our results of operations. The following financial data is not intended to represent, and should not be considered more meaningful than, or as alternatives to, measures of operating performance as determined in accordance with U.S. GAAP (in thousands).

	Three months ended		Nine months ended
	October 31,		October 31,

	2002	2001	2002	2001

EBITDA[1]	$17,098	$13,321	$41,283	$34,423
Net revenue margin[2]	33.4%	33.8%	32.7%	34.7%
Operating income margin[3]	13.2%	11.9%	12.4%	10.0%
EBITA margin[4]	13.3%	13.8%	12.4%	11.8%

[1]	Defined as earnings before interest, taxes, depreciation and amortization, and foreign exchange transaction gains and losses, EBITDA is a non-U.S.GAAP measure. We believe that our calculation of EBITDA provides relevant and useful information for evaluating our performance. EBITDA should not be considered an alternative to measures of operating performance as determined in accordance with U.S.GAAP, including net income as a measure of our operating results and cash flows as a measure of our liquidity. Similar to our net income and cash flows, funds represented by EBITDA are subject to the same restrictions on use contained in some of our credit facilities and restrictions on the payment of dividends by some of our subsidiaries. Because EBITDA is not calculated identically by all companies, our calculation of EBITDA may not be comparable to other similarly titled measures of other companies. EBITDA can be derived from the financial statements as follows:

	Three months ended		Nine months ended
	October 31,		October 31,

	2002	2001	2002	2001

Operating income	$14,238	$9,476	$33,596	$23,265
Add:
Depreciation	2,790	2,338	7,617	6,993
Amortization of goodwill and other intangible assets	70	1,507	70	4,165

EBITDA	$17,098	$13,321	$41,283	$34,423

[2]	Net revenue margin is the percentage determined by dividing total net revenue by gross revenue.

[3]	Operating income margin is the percentage determined by dividing operating income by total net revenue.

[4]	EBITA margin is the percentage determined by dividing earnings before interest, taxes and amortization and foreign exchange transaction gains and losses, by total net revenue. EBITA can be derived from the financial statements as follows:

	Three months ended		Nine months ended
	October 31,		October 31,

	2002	2001	2002	2001

Operating income	$14,238	$9,476	$33,596	$23,265
Add:
Amortization of goodwill and other intangible assets	70	1,507	70	4,165

EBITA	$14,308	$10,983	$33,666	$27,430

For the 12 months ended October 31, 2002, we arranged for the shipment of over 210.0 million kilograms of airfreight and over 145,000 20-foot equivalent ocean containers by ocean freight and managed over 780,000 customs brokerage transactions.

Critical Accounting Policies and Estimates

Our discussion of our operating and financial review and prospects is based on our consolidated financial statements, prepared in accordance with U.S. GAAP and contained within this report. Certain amounts included in, or affecting, our financial statements and related disclosure must be estimated, requiring us to make certain assumptions with respect to values or conditions which cannot be known with certainty at the time the financial statements are prepared. Therefore, the reported amounts of our assets and liabilities, revenues and expenses and associated disclosures with respect to contingent obligations are necessarily affected by these estimates. In preparing our financial statements and related disclosures, we must use estimates in determining the economic useful lives of our assets, obligations under our employee benefit plans, provisions for uncollectable accounts receivable and various other recorded and disclosed amounts. We evaluate these estimates on an ongoing basis.

Our significant accounting polices are included in Note 1 to the consolidated financial statements included in our annual report on Form 20-F on file with the SEC; however, we believe that certain accounting policies are of more significance in our financial statement preparation process than others. These include our policies on revenue recognition, deferred income tax, goodwill and currency translation.

Revenue Recognition

Gross revenue represents billings on exports to customers, plus net revenue on imports, net of any billings for value added taxes and custom duties. Gross revenue and freight consolidation costs for airfreight and ocean freight forwarding services, including commissions earned from the Company’s services as an authorized agent for airline and ocean carriers, are recognized at the time the freight departs the terminal of origin which is when the customer is billed. Gross customs brokerage revenue and other revenues are also recognized when the customer is billed, which for customs brokerage revenue, is when the necessary documentation for customs clearance has been completed, and for contract logistics and other revenues, is when the service has been provided to third parties in the ordinary course of business.

Deferred Income Tax

Deferred income tax is accounted for using the liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of taxable income. Deferred income tax liabilities are recognized for all taxable temporary differences. Deferred income tax assets are offset by valuation allowances so that the assets are recognized only to the extent that it is more likely than not that taxable income will be available against which deductible temporary differences can be utilized. Deferred income tax is calculated at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred income tax is charged or credited to the income statement.

Goodwill

Goodwill, representing the excess of acquisition costs over the fair value of net assets of businesses purchased, is accounted for under the provisions of SFAS No. 142. The realizability and period of benefit of goodwill are evaluated periodically when events or circumstances indicate that nonrecoverability of goodwill is possible. If it becomes probable that the future undiscounted cash flows associated with such goodwill is less than its carrying value, an impairment loss would be recognized. These recoverability evaluations are subjective and require management assessments and judgments. Historically, acquired businesses generally have generated sufficient cash flows to recover the cost of goodwill.

Currency Translation

For consolidation purposes, balance sheets of subsidiaries expressed in currencies other than United States dollars are translated at the rate of exchange ruling at the balance sheet date. Operating results for the year are translated using average rates of exchange for the year. Gains and losses on translation are recorded as a separate component of equity and are included in other comprehensive income or loss. Transactions in foreign currencies during the year are remeasured at rates of exchange ruling on the dates of the transactions. These gains and losses arising on remeasurement are accounted for in the income statement. Exchange differences arising on the translation of long-term structural loans to subsidiary companies are recorded as other comprehensive income or loss.

Assets and liabilities at the balance sheet date of the Company’s subsidiaries expressed in currencies different to their functional currencies, are remeasured at rates of exchange ruling at the balance sheet date. The financial statements of foreign entities that report in the currency of a hyper-inflationary economy are restated in terms of the measuring unit currency at the balance sheet date before they are translated into United States dollars.

New Accounting Pronouncements

In June 2001, the FASB issued two new pronouncements: SFAS No. 141, “Business Combinations” (SFAS 141), and SFAS No. 142, “Goodwill and Other Intangible Assets” (SFAS 142). SFAS 141 supercedes Accounting Principles Board (APB) Opinion No. 16, “Business Combinations,” and prohibits the use of the pooling-of-interest method for business combinations initiated after June 30, 2001 and applies to all business combinations accounted for by the purchase method that are completed after June 30, 2001. SFAS 142 supercedes APB Opinion No. 17, “Intangible Assets,” and prohibits the amortization of all goodwill related to business combinations acquired after June 30, 2001. SFAS 142 also establishes a new two-phase method of testing goodwill for impairment on an annual basis or on an interim basis if an event occurs or circumstances change that would reduce the fair value of a reporting unit below its carrying value. In accordance with the statement, amortization of goodwill, including goodwill recorded in past business combinations, ceased beginning February 1, 2002. The first phase of the impairment testing, required to be completed by July 31, 2002, screens for impairment; while the second phase (if necessary), required to be completed by January 31, 2003, measures the impairment. We completed the required screening test for potential impairment of goodwill recorded at February 1, 2002 and determined that there was no impairment of goodwill. Therefore, the second step of the impairment test is not applicable.

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations” (SFAS 143). SFAS 143 establishes accounting and reporting standards for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS becomes effective for all fiscal quarters of fiscal years beginning after June 15, 2002. We adopted the policy effective February 1, 2002 and its adoption did not have a material effect on our results of operations and financial position.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS 144), which supercedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of.” SFAS 144 establishes accounting and reporting standards for the impairment or disposal of long-lived assets. This statement also expands the scope of a discontinued operation to include a component of an entity, and eliminates the current exemption to consolidation when control over a subsidiary is likely to be temporary. SFAS 144 becomes effective for all fiscal quarters of fiscal years beginning after December 15, 2001. We adopted SFAS 144 on February 1, 2002 and its adoption did not have a material impact on our financial position or results of operations.

In April 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 145, “Rescission of FASB Statements Numbers 4, 44 and 64, Amendment of FASB No. 13 and Technical Corrections.” SFAS No. 145 rescinds FASB Statement No. 4, “Reporting Gains and Losses from Extinguishment of Debt,” and an amendment of that Statement, FASB Statement No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements.” This statement also rescinds FASB Statement No. 44, “Accounting for Intangible Assets of Motor Carriers.” This statement amends FASB Statement No. 13, “Accounting for Leases,” to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. We have determined that this statement will have no impact on our consolidated financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” This statement is effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. We are currently evaluating the impact that the adoption of this statement will have on our consolidated financial position or results of operations.

Risk Factors

Our operations are subject to a variety of risks and uncertainties and the following risk factors should be read in conjunction with the risks and uncertainties contained in our other filings with and submissions to the SEC and incorporated herein by reference.

We conduct business throughout the world and we expect that our results of operations may be impacted by international trade volumes and by global and regional economic conditions.

Our business is related to and dependent on general world economic conditions, and the local, regional, national and international conditions that affect international trade and the specific regions or countries that we serve. We are affected by recessionary economic cycles and downturns in our customers’ business cycles, particularly in market segments and industries such as chemicals, pharmaceuticals and apparel, where we have a significant concentration of customers. Economic conditions, including those resulting from wars, civil unrest, acts of terrorism and other conflicts, may adversely affect the global economy, our customers and their ability to pay for our services. We expect that our revenue and results of operations will continue to be sensitive to global and regional economic conditions.

Our international presence exposes us to potential difficulties associated with managing distant operations and to regulatory, tariff, licensing and other risks.

We conduct a majority of our business outside of the United States and we anticipate that revenue from foreign operations will continue to account for a significant amount of our future revenue. Our international operations are directly related to and dependent on the volume of international trade and local market conditions. Our international operations and international commerce are influenced by many factors, including:

•	changes in economic and political conditions and in governmental policies,

•	changes in international and domestic customs regulations,

•	wars, civil unrest, acts of terrorism and other conflicts,

•	natural disasters,

•	changes in tariffs, trade restrictions, trade agreements and taxation,

•	difficulties in managing or overseeing foreign operations,

•	limitations on the repatriation of funds because of foreign exchange controls,

•	different liability standards, and

•	intellectual property laws of countries which do not protect our intellectual property rights to the same extent as the laws of the United States.

The occurrence or consequences of any of these factors may restrict our ability to operate in the affected region and/or decrease the profitability of our operations in that region.

Foreign currency fluctuations could result in currency translation exchange gains or losses or could increase or decrease the book value of our assets.

Our reporting currency is the United States dollar. In the first three quarters of fiscal 2003, we derived a substantial portion of our gross revenue in currencies other than the United States dollar and, due to the global nature of our operations, we expect in the foreseeable future to continue to conduct a majority of our business in currencies other than our reporting currency. Appreciation or depreciation in the value of other currencies as compared to our reporting currency will result in currency translation exchange gains or losses which, if the appreciation or depreciation is significant, could be material. In those areas where our revenue is denominated in a local currency rather than our reporting currency, such as in South Africa, where our revenue is denominated in rand, a depreciation of the local currency against the United States dollar could adversely affect our reported United States dollar earnings. Additionally, the assets and liabilities of our international operations are denominated in each country’s local currency. As such, when the value of those assets is translated into United States dollars, foreign currency exchange rates may adversely affect the book value of our assets. We cannot predict the effects of exchange rate fluctuations on our future operating results. We will experience the effects of changes in foreign currency exchange rates on our consolidated net income in the future.

Because our business is dependent on commercial airfreight carriers, ocean freight carriers and other transportation companies, changes in available cargo capacity and other changes affecting such carriers as well as interruptions in service or work stoppages by such carriers may negatively impact our business.

We rely on commercial airfreight carriers, ocean freight carriers, trucking companies and other transportation companies in delivering our cargo. Consequently, our ability to provide delivery services for our clients could be adversely impacted by shortages in available cargo capacity; changes by carriers and transportation companies in policies and practices such as scheduling, pricing, payment terms and frequency of service or increases in the cost of fuel, taxes and labor; and other factors not within our control. Reductions in airfreight or ocean freight capacity could potentially negatively impact our yields. Material interruptions in service or stoppages in transportation could adversely impact our business, results of operations and financial condition. In this regard, ocean freight arriving at the West Coast ports of the United States must be off-loaded from ships by longshoremen, whose labor contracts expired on June 30, 2002. There was a ten-day management lock-out at the West Coast ports in September and October 2002. President Bush invoked his authority under the Taft-Hartley Act on October 8, 2002, and both the longshoremen and management are currently under a court-ordered injunction which may last until December 27, 2002. Representatives of the longshoremen union and management reached a tentative agreement on a six-year contract on November 23, 2002. The contract must be approved by the members of the longshoremen union. If the longshoreman union and management do not finalize the contract by December 27, 2002 and subsequent to that date there is a strike, work stoppage, lock-out or slowdown at these West Coast ports, even if President Bush invokes the Taft-Hartley Act again, it is uncertain whether a court would further enjoin such labor or management action. Any further strike, work stoppage, lock-out or slowdown at these ports could potentially have an adverse effect on our results of operations.

Our business is subject to seasonal trends.

Historically, our operating results have been subject to seasonal trends when measured on a quarterly basis. Our first fiscal quarter is traditionally weaker compared with our other fiscal quarters. This trend is dependent on numerous factors, including the markets in which we operate, holiday seasons, consumer demand, climate, economic conditions and numerous other factors beyond our control. There can be no assurance that our historic operating patterns will continue in future periods as we cannot influence or forecast many of these factors.

Comparisons of our operating results from period to period are not necessarily meaningful and should not be relied upon as an indicator of future performance.

Our operating results have fluctuated in the past and it is likely that they will continue to fluctuate in the future because of a variety of factors, many of which are beyond our control. Changes in our pricing policies and those of our competitors and changes in the shipping patterns of our customers may adversely impact our operating results. In addition, the following factors could also cause fluctuations in our operating results:

•	personnel costs,

•	timing and magnitude of capital expenditures,

•	costs relating to the expansion of operations,

•	costs and revenue fluctuations due to acquisitions,

•	pricing and availability of cargo space on airlines, ships and trucks which we utilize to transport freight,

•	adjustments in inventory levels,

•	customer discounts and credits, and

•	changes in our customers’ requirements for contract logistics and outsourcing services.

Because our quarterly revenues and operating results vary significantly, comparisons of our results from period to period are not necessarily meaningful and should not be relied upon as an indicator of future performance.

We have grown and plan to grow, in part, through acquisitions of other freight forwarders, customs brokers, contract logistics providers and supply chain management providers. Growth by acquisitions involves risks and we may not be able to identify or acquire companies consistent with our growth strategy or successfully integrate any acquired business into our operations.

We have grown through acquisitions, including our acquisitions of Grupo SLi & Union and Standard Corporation, and we may pursue opportunities to expand our business by acquiring other companies in the future. Acquisitions involve risks including those relating to:

•	identification of appropriate acquisition candidates or negotiation of acquisitions on favorable terms and valuations,

•	integration of acquired businesses and personnel,

•	implementation of proper business and accounting controls,

•	ability to obtain financing, on favorable terms or at all,

•	diversion of management attention,

•	retention of employees and customers, and

•	unexpected liabilities.

Our growth strategy may affect short-term cash flow and net income as we expend funds, increase indebtedness and incur additional expenses in connection with pursuing acquisitions. If we are not able to identify or acquire companies consistent with our growth strategy or if we fail to successfully integrate any acquired companies into our operations, we may not achieve anticipated increases in revenue, cost savings and economies of scale, and our operating results may be adversely affected.

We may not succeed with our NextLeap strategic operating plan, and as a result our revenue and profitability may not increase.

We are undertaking various efforts to implement NextLeap, our five-year strategic operating plan, to increase our customers and revenue, improve our operating margins, and train and develop our employees. This strategic operating plan requires that we successfully manage our operations and growth. Our business is subject to numerous factors beyond our control and there can be no guarantee that we will be able to successfully implement NextLeap or that our efforts will increase our revenue or improve our profitability. If we are not able to increase our revenue or improve our operating margins in the future, our stock price may decrease.

Our effective income tax rate will impact our results of operations, our cash flow and our profitability.

We have international operations and generate taxable income in different countries throughout the world, with different effective income tax rates. Our future effective income tax rate will be impacted by a number of factors, including the geographical composition of our worldwide taxable income. If the tax laws of the countries in which we operate are rescinded or changed or the United States or other foreign tax authorities were to change applicable tax laws or successfully challenge the manner or jurisdiction in which our profits currently are recognized, our effective income tax rate could increase, which would adversely impact our cash flow and profitability.

We face intense competition in the freight forwarding, contract logistics and supply chain management industry.

The freight forwarding, contract logistics and supply chain management industry is intensely competitive and we expect it to remain so for the foreseeable future. We face competition from a number of companies, including many that have significantly greater financial, technical and marketing resources.

There are a large number of companies competing in one or more segments of the industry. We also encounter competition from regional and local third-party logistics providers, freight forwarders and integrated transportation companies. Depending on the location of the customer and the scope of services requested, we must compete against both the niche players and larger competitors. In addition, customers increasingly are turning to competitive bidding situations involving bids from a number of competitors, including competitors that are larger than us. Also, we face competition from air and ocean carriers, computer information and consulting firms and contract manufacturers, all of which traditionally operated outside of the supply chain management industry, but are now beginning to expand the scope of their operations to include supply chain related services. Increased competition could result in reduced revenues, reduced margins or loss of market share, any of which could damage the long-term or short-term prospects of our business.

Our industry is consolidating and if we cannot gain sufficient market presence in our industry, we may not be able to compete successfully against larger, global companies in our industry.

There currently is a marked trend within our industry toward consolidation of the niche players into larger companies which are attempting to increase their global operations through the acquisition of freight forwarders and contract logistics providers. If we cannot gain sufficient market presence in our industry through internal expansion and additional acquisitions, we may not be able to compete successfully against larger, global companies in our industry.

If we are not able to sell container space that we purchase from ocean shipping lines and capacity that we charter from our carriers, we will not be able to recover our out-of-pocket costs and our profitability may suffer.

As an indirect ocean carrier or non-vessel operating common carrier, we contract with ocean shipping lines to obtain transportation for a fixed number of containers between various points during a specified time period at variable rates. As an airfreight forwarder, we occasionally charter aircraft capacity to meet peak season volume increases for our customers, particularly in Hong Kong and other locations in Asia. We then solicit freight from our customers to fill the ocean containers and air charter capacity. When we contract with ocean shipping lines to obtain containers and with air carriers to obtain charter aircraft capacity, we become obligated to pay for the container space or charter aircraft capacity that we purchase. If we are not able to sell all of our purchased container space or charter aircraft capacity, we will not be able to recover our out-of-pocket costs for such purchase of container space or charter aircraft capacity.

If we lose certain of our contract logistics customers or we cannot maintain adequate levels of utilization in our shared warehouses, then we may experience revenue losses and decreased profitability.

We anticipate that revenues from our contract logistics services will account for an increasing portion of our consolidated revenues and may continue to increase as we further develop and expand our contract logistics, distribution and outsourced services. In some cases, we have entered into long-term commitments for facilities. We lease single-tenant warehouses and distribution facilities, which represent in the aggregate approximately one million square feet, under leases with a term longer than the logistics services contracts we have with our customers. We are required to pay rent under these real property leases even if such customers decide not to renew or otherwise terminate their agreements with us and we are not able to obtain new customers for these facilities. As a result, our revenues and earnings may be adversely affected. In addition, if we experience a decline in demand for space in our shared warehouses, which represent in the aggregate approximately 3.6 million square feet, then our revenues and earnings may decline as we would continue to be obligated to pay the full amount of the underlying leases.

If we are not reimbursed for amounts which we advance for our customers, our net revenue and profitability may decrease.

We make significant disbursements on behalf of our customers for transportation costs concerning collect freight and customs duties and taxes and in connection with our performance of other contract logistics services. The billings to our customers for these disbursements may be several times larger than the amount of revenue and fees derived from these transactions. If we are unable to recover a significant portion of these disbursements or if our customers do not reimburse us for a substantial amount of these disbursements in a timely manner, we may experience net revenue losses and decreased profitability.